SECURITIES AND EXCHANGE COMMISSION
          -------------------------------------------------------------

                             Washington, D. C. 20549
                         ------------------------------


                             FORM 10-SB AMENDMENT #1



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
            UNDER SECTION 12(b) OR (G) OF THE SECURITIES ACT OF 1934

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                   ------------------------------------------
                 (Name of Small Business Issuer in its charter)

DELAWARE                                        98-0179679
-------------------------------                 ------------------
(State or other jurisdiction of                 IRS Employer
incorporation or organization)                  Identification No.)


6227 Highway 393
Crestview, Florida                              32539
------------------------                        ---------------
(Address of principal executive offices         (Zip Code)

Issuer's Telephone Number                       (905) 812-9088

Issuer's Fax Number                            (905) 812-3870


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

   Title of each class                         Name of each exchange on which
   to be so registered                         each class is to be registered

           NONE                                            NONE

SECURITIES TO BE REGISTERED PURSUANT OT SECTION 12(g) OF THE ACT:

         COMMON STOCK   $.001 par value                 20,000,000
         PREFERRED STOCK   $.001 par value               5,000,000
                  (Title of Class)

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                      HIGHLAND HOLDINGS INTERNATIONAL. INC.
                                TABLE OF CONTENTS


Part      Item      Description of Item                                 Page
----      ----      -------------------                                 ----

                    Table of Contents                                    2
Part I    Item 1    Description of Business                              3
                            Business of the Issuer                       3
          Item 2    Management's Discussion and Analysis                 4
                    and Results of Operations
                    Forward Looking Statements                           4-5
                    Liquidity and Capital Resources                      5
                    Reports to Security Holders                          9
                    Impact of the Year 2000 on Information Systems       9
          Item 3    Description of Property                              9
          Item 4    Security Ownership of Certain Beneficial Owners      9
                    and Management
          Item 5    Directors, Executive Officers, Promoters and
                    Control Persons                                      10
                            Directors and Executive Officers             10
                            Business Experience                          10
          Item 6    Executive Compensation                               11
          Item 7    Certain Relationships and Related Transactions       11
          Item 8    Description of Securities                            11
                            Common Stock                                 11
                            Preferred Stock                              11

Part II   Item 1    Market Price of and Dividends on Registrant's        11
                    Common Equity and Related Shareholder matters
                            Market Information                           12
                            Holders                                      12
                            Dividends                                    12
          Item 2    Legal Proceedings                                    12
          Item 3    Changes in and Disagreements with Accountants        12
          Item 4    Recent Sales of Unregistered Securities              12
          Item 5    Indemnification of Directors and Officers            13

Part F/S  Item 1    Financial Statements
                            Audited Statement December 31, 1998          14-33
                            Audited Statement December 31, 1997          34-
                    Financial Data Schedule
Part III  Item 1    Index to Exhibits
                    Articles and Amendments
                    Bylaws
                    Specimen Certificate
                    Signature Page

                                       2

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                      HIGHLAND HOLDINGS INTERNATIONAL, INC.

PART I

ITEM 1.           DESCRIPTION OF BUSINESS

Highland Holdings International, Inc. is presently in the exploration stage and there is no assurance that any of its prospects or properties contain a commercially viable mineral deposit ( a reserve) until further exploration work is done and a final evaluation of such work concludes legal and economic feasibility. The company has not earned any revenues to date and has an accumulated deficit of $176,201.

The Company was initially incorporated under the laws of the State of Delaware on March 23rd 1992 under the name Northern Medical, Inc. with the aim of developing and manufacturing chemical products in the plastic and coating business but remained dormant until March 13, 1995, when it entered into an agreement to acquire the alluvial gold and diamond mineral rights of the Lagoa da Pedra project in Brazil. Through a filing in the office of the Secretary of State of Delaware on October 30, 1992 the Company amended its Articles of Incorporation to change its name to Normed Industries, Inc. The certificate of incorporation was again amended on January 17, 1995 increasing the number of shares of common stock to 20,000,000 and 5,000,000 shares of preferred stock. On March 28, 1995 the Company amended its certificate of incorporation with a change of name to Highland Resources, Inc. and on November 3, 1997 the Company amended its certificate of incorporation to change its name to Highland Holdings International, Inc.

Mineral Rights Owned
--------------------
On October 2, 1997 Highland Holdings International, Inc. (HHII) purchased 75% of the mineral rights of three mineral properties held by Derena-Desarrollo de Recursos Naturales S. de R.L. a Honduran based company. These properties were transferred during 1999 to Highland Resources Honduras, S.A. On December 18, 1998, Highland Holdings International acquired an additional 20% of the mineral rights of the three properties, bringing its total holdings up to 95%.

The three mineral properties are a) the Zapote (Rey del Oro Mine) with 4 mining concessions; b) the Jimingula based metal exploration claim and, c) The Derena gold exploration claim. All three mineral properties were originally staked by Derena-Desarrollo de Recursos Naturales S. de R.L. - a Honduran mining company founded by Mr. Lennart Mattsson and John Svanholm in 1982. Both Mr. Mattsson and Mr. Svanhom were long-term United Nations employees in Honduras. Upon retirement they founded the Derena company.

Derena spent 15 years staking and exploring the areas of interest by Mr. Svanholm, who died while working on the company's prospects. Mr. Mattsson has continued his role as Derena's administrator and primary financier.

In July 1997, Highland Holdings exercised an option to acquire the mineral properties. On October 7, 1997, Highland assumed them. At this time, five vein structures have been found within the four Zapote mining concessions; preliminary sampling at the Derena exploration claim showed some gold mineralization at outcrops and old workings; surface showings of copper, silver, zinc, and mercury had been found along a seven-kilometer fault-controlled trend at Jimingula.

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During the past year the Company has done exploration work at the Zapote 1 with the construction of a shop and warehouse at Zapote 1. Existing adits have been extended and treachings has been carried out to explore surface exposure of vein outcrops. In addition, extensive sampling (1,100 plus samples) of known gold bearing veins. The clarity of low cyanide is acceptable for the extraction of gold. It is also considered operationally efficient to extract gold. The company purchased an air compressor, jack hammers, generators and located for purchase a backhoe, portable crusher and other required equipment.

The Company also leased properties in Brazil and Arizona, USA but has not continued any exploration on these properties during the last year and does not foresee any resumption at the present time.

ITEM 2.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1997
AND 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999 AND THE PERIOD FROM INCEPTION (March 23, 1992) T0 SEPTEMBER 30, 1999.

Exploration Stage Activities:

     The Company has been a exploration stage enterprise from its inception March 23, 1992 to September 30, 1999. The Company was initially formed to explore the development and manufacturing of specialty chemical products and applications in the plastics and coasting industries though no business activity was executed in this regard. The Company was dormant from March 23, 1992 to March 13, 1995 when it entered into an agreement to acquire the alluvial gold and diamond mineral rights of the Lagoa da Pedra project in Brazil.

     After two years of exploration work, the project was deemed unfeasible and the company remained essentially dormant again until March 1997 when it received several small private placements. This funding eventually enabled the Company to purchase the mineral rights of Derena-Desarrollo de Recursos Naturales S. de R.L. in October 1997 in Honduras.

     To date, the Company is a exploration Stage Company involved in the application and development of a gold mining concession in Honduras which it began in October 1997.

     During this period management devoted the majority of its efforts to obtaining, locating and exploring and conducting feasibility studies of properties in Brazil, Arizona, and Honduras. As of December 31, 1998 and September 30, 1999, the Company has narrowed its search to its ownership in a mining concession in Honduras and written off Arizona and Brazil as not being commercially viable to enter into production. During this time period, the Company was in the process of pursuing and finding a management team to begin the process of conducting geologic exploration and analysis of test borings, completing the documentation for and selling initial shares through the Company's private placements; and completing the documentation for the Company's filing of its form 10-SB to become a reporting Company. The Company's management and investments from stockholders and borrowings from related third parties funded these activities. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness or fund its mining exploration activities. From October 1997 to September 1999 the Company completed its evaluation of its three Honduran mining concessions and decided that its best prospects lie with focusing its resources there. There can be no assurance that production will

                                       4

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develop.  Further  investments  into  exploration  as defined  in the  Company's operating plan will significantly reduce the cost of preparation, processing and production by enabling the Company to operate without reliance upon outside vendors and suppliers.

     During this exploration period, the Company has been financed through loans that were subsequently converted to shares of common stock aggregating $265,741 and through the sale of shares of common stock aggregating $990,000.

     Results of Operations for the year ended December 31, 1998 as compared to the year ended December 31, 1997.

     For the years ending December 31, 1997 and 1998, the Company had no income from the production of mineral bearing ores.

     The Company's general and administrative costs aggregated approximately $323,168 for the year ended December 31, 1998 as compared to $324,672 for the year ended December 31, 1997 representing an decrease of $1,504. The level of overall spending for general and administrative expenses remained essentially level from the previous years spending which includes office expense of $58,764; consulting fees of $89,431 incurred for public relations; Rent of $12,413, payroll of $96,521; travel of $20,823; professional fees of $11,795 and a gain from foreign exchange of $33,421.

     Results of Operations for the nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998.

     For the nine months ended September 30, 1998 and 1999, the Company has not generated any revenue from the production and sale of minerals.

     The Company's general and administrative costs aggregated approximately $54,610 for the nine months ended September 30, 1999 as compared to $299,416 for the nine months ended September 30, 1998 representing a decrease of $244,806. This decrease represents focusing available moneys on exploration and development of the Honduras concession during the nine months ended September 30, 1999. Moneys were spent as follows: professional fees of $6,596; and office expenses of $20,109; salaries of $24,110 and a gain on foreign exchange of $3,795. An expense breakdown for the nine months ended September 30, 1998 included office expense $52,621; Consulting and public relations of $87,500; rent of $9,200; payroll of $93,821; travel of $17,483; Professional fees of $10,950 and gain on foreign exchange of $27,841. Expenses for the nine months ended September 30, 1998 included expenses related to a separate office for administration which was closed at the end of 1998 and the focus of the Company on developing the property in Honduras and the cessation of expenses related to the Brazil properties.

Liquidity and Capital Resources.

     The Company's cash balance at December 31, 1998 and September 30, 1999, was $20,198 and $900 respectively. Working capital at December 31, 1998 and September 30, 1999 was positive at December 31, 1998 by $485 and negative at September 30, 1999 by $15,255 respectively. For the year ended December 31, 1998, the Company continued to be funded in part by the sale of shares of common stock aggregating $342,000, a gain on foreign exchange aggregating $7,681 and the proceeds from the sale of a convertible bonds aggregating $22,365. For the nine months ended September 30, 1999, the Company was funded in part from the sale of shares of common stock aggregating $136,365, and an increase in accounts payable of $12,768. For the year ended December 31, 1998, the Company expended cash as follows: the purchase of office equipment aggregating $1,636. For the nine months ended September 30, 1999, the Company expended cash as follows:
$89,814 for further exploration and development of the Company's mineral properties.

     Management believes that it will be required raise funds in additional to funds provided by personal resources aggregating $300,000 through private placements. The proceeds from these private placements will be sufficient to satisfy Management's objectives of purchasing equipment for office, production and product development of $100,000, conduct ore testing amounting to $30,000; pay consultants $80,000; salaries of $30,000; office expenses of $30,000; telephone of $10,000; and pay travel expenses of $20,000.

     Income tax: As of December 31, 1998 and September 30, 1999, the Company had a tax loss carry-forward of $1,271,87 and $1,358,266 respectively. The Company's ability to utilize its tax credit carry-forwards in future years will be subject to an annual limitation pursuant to the "Change in Ownership Rules" under
Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitation is not expected to have a material adverse effect on the Company's ability to utilize its tax credit carry-forwards.

     The Company expects its capital requirements to increase over the next several years as it continues to develop its business, increases sales and administration infrastructure and embarks on developing in-house business capabilities and facilities. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company's present management can fund the continued capital requirements, the costs and timing of expansion of sales, marketing activities, facilities expansion needs, and competition in the business entered into.

     The Company believes that its available cash and cash from management contributions is not sufficient to satisfy its funding needs to complete the Company's exploration needs and bring the company to a development stage. The Company will continue to seek working capital from private placements and will seek to conduct a public offering for its securities once the Company has been approved to become a reporting Company. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all. If the Company is unsuccessful in raising capital in a timely manner to continue the Company's exploration process, this will significantly delay the Company from achieving profitable operations.


MARKETING PLANS

The market for the sale of gold is well defined and the Company intends to review each of the potential ways in which gold is commercially sold at such time as the feasibility reports show the quality and the content of the reserve on each property.

Background
----------
Honduran Mining Law.
--------------------
Mineral rights in Honduras belong to the federal government, and the exploration and mining of mineral is governed by the Mining Code of 1968. Exploration and mining rights are granted by the Ministry of Mines and Hydrocarbons on a priority-of-request basis as permits and concessions. Honduran citizens, foreign

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

citizens, Honduran companies and foreign companies with legal representation in Honduras call all request exploration permits and mining concessions. All metallic minerals are open to exploration on a permit basis, however gas and oil are regulated by a separate code of law. Mining and exploration activities are considered a public utility and thus take priority over the private exploration of land. The development of mineral properties is divided into three phases under the Honduras Mining Code.

1. Reconnaissance.
     All lands, both state and private are open for prospecting except areas covered by valid permits and concessions or withdrawn reserves. Permission to conduct renaissance prospecting on private land can be obtained through the Ministry of Mines. Highland Holdings International, Inc. has obtained the valid permits and concessions.

2. Exploration Permits
     Exploration permits are granted for periods of 2 to 4 years and can be renewed once for a period of 2 to 4 years so that the total period of validity does not exceed 6 years. All land is open to staking except areas specifically withdrawn as ecological, mineral or archaeological reserves. Permits are granted for a minimum area of 400 hectares to a maximum of 50,000 hectares. No company or individual can hold more than 200,000 hectares of permit area. The exploration permit is granted in the form of a contract with the Ministry of Mines based on an exploration plan and budget submitted by the requesting company. Non-fulfilment of the exploration plan can result in cancellation of the balance remaining on the time of the permit. The Company presently holds exploration permits for a total of 18,200 hectares.

3. Mining Concessions.
     Mining concessions are granted for a period of 40 years with the right to a 20 year extension. Concessions are granted for a minimum area of 100 hectares and a maximum area of 400 hectares. No company can hold more than 20,000 hectares of mining concession area in Honduras. However, mining concessions and installations are considered real property and cn be mortgaged as such. Highland Holdings International, Inc. wholly owned subsidiary, Highland Resources, Honduras S.A. (HRH) presently holds 4 mining concessions. No mortgage or other encumbrance is presently in effect.

Importation of Mining Equipment
-------------------------------
Mining equipment not manufactured in Honduras or Central America can be imported by holders of a valid mining concession without payment of import duties. The importation of equipment has been discussed with both Highland's Honduran attorney and the Chief Geologist at the Ministry of Mines. The paper work required to approve the importation of equipment can take up to two months.

Environmental Regulations.
--------------------------
A General Law of the Environment was decreed in 1993. This law requires the drafting of an environmental impact report for any mining project and the licensing of any potentially-polluting industrial activity. The issuance of a mining concession is not dependent on obtaining the environmental license. Fulfilment of environmental requirements must be done within 18 months following the issuance of a concession. The Company will not have any difficulty in meeting the requirements which are not considered rigorous.

Taxes.
------
Mining concessions are subject to a small fee on the areas of concessions. This tax is now being revised due to the devaluation of the Honduran currency, the Lempira. The Federal Government also collects a one percent to two percent

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royalty of production. As an incentive for mining, both the royalty and the area fee are forgiven during the firs five years of operation. According to Highland's Honduran attorney the maximum income tax rate is forty percent. The Company has not paid any taxes to date and does not expect to pay any for the next year.

REGULATIONS

The Company is subject to many laws and regulations both in the United States and, internationally. The Company does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations. The Company cannot predict the impact of possible changes in response to future legislation, rules or governmental requirements including regulations which may affect the ability of the company, as well as others in the industry, to develop and market products. However, we do not presently believe that existing applicable legislative and administrative rules and regulations will have a significant impact on operations.

COMPETITION

The Company is in an industry the selling price of which is controlled by buyers in London and New York. The Company is under-capitalized to compete against the major gold producing companies which are located around the world. The Company will be dependent upon external forces in the sale of its products. The present selling price of gold, slightly under US$300 per oz., is a price at which the Company is capable of competing. There can be no assurance that the Company can develop superior or more cost-effective products than its competitors, or that it can successfully market its product.


ECONOMIC RISKS

Local, National and international economic conditions may have a substantial adverse effect on the efforts of the Company. A downturn in the United States economy could reduce the amount of disposable cash that individuals are willing to pay for products made with gold or the amount they are willing to purchase.


EMPLOYEES

At the present time the Company employs a total of 14 mining personnel at the Honduran properties. There are no employees in the United States.


RESEARCH AND DEVELOPMENT

During the first three years of operation, the total cost of research and development was $1,145,010.

PATENTS AND TRADEMARKS

The Company does not own any Patents or Trademarks and does not have any intention at the present time to file any Patent or Trademark Applications.

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REPORTS TO SECURITY HOLDERS

Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. However, once we become a reporting company, we shall deliver annual reports to securities holders as required by the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Also we shall deliver annual reports to securities holders as required by the rules or regulations of any exchange upon which our shares may be traded. If we are not required to deliver annual reports, it is not likely that we will go to the expense of producing and delivering such reports. If we are required to deliver annual reports, such reports will contain audited financial statements as required.

Prior to the filing of this Form 10-SB, we have not filed reports with the Securities and Exchange Commission (the "Commission"). Once we become a reporting company, management anticipates that Forms 3, 4, 5, 10-K-SB, 10-Q-SB, 8-Kand Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If we issue additional shares, then we may file additional registration statements for those shares.

IMPACT OF Y2K ON COMPANY

The Year 2000 issue arising out of computer programs is not expected to affect the Company, its mining operations or its plans for sales. We intend to timely update our accounting and other systems which are determined to be affected by Year 2000 by purchasing Year 2000 compliant equipment including software or hardware available from retail vendors at reasonable cost. We have not yet contacted any of our vendors to determine their status as to the Y2K compliance. The Company does not know the status of Honduras as a country and the effect of Y2K on the Country.


ITEM 3. DESCRIPTION OF PROPERTY

The three mineral properties are a) the Zapote (Rey del Oro Mine) with 4 mining concessions; b) the Jimingula based metal exploration claim and, c) The Derena gold exploration claim. At the Zapote mining concessions, high-grade gold near-surface mineralization has been sampled in mine working indicating at least five god deposits with a potential resource of 1,000,000 troy oz. Other areas on the concession block may also contain deposits but as yet are not sampled at depth.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Company's Common Shares by (a) each person known to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (b) the Directors of the Company and (c) the Directors and Officers as a group.

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NAME                               NUMBER OF SHARES OWNED        PERCENTAGE OF
                                     (COMMON STOCK)              SHARES ISSUED

John Demoleas                            9,174,285                  62.473%
Directors and Officers as a group        9,523,285                  64.850%

Beneficial owners of more than 5% of the Company's outstanding shares are:

John P. Demoleas                         9,174                      62.473%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS The Directors, Executive Officers, Promoters and Control Persons are listed below:

Name                       Age                    Position
----                       ---                    --------
John P. Demoleas            40                  Chairman, President & CEO
George Nadas                46                  Secretary/Treasurer and Director
Charlie Stetler             50                  Director
Annette Reichmann           60                  Director


The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholder's meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Mr. John P. Demoleas. Chairman, President and CEO. May 1998 to Present
Since 1988 Mr. Demoleas has served as Executive Director of St. Peter's Foundation, which implements corporate development programs and manages investment and endowment funds. In 1996 he established The Foundation for Healthy Children, a non-profit corporation, and serves as its President and CEO. Mr. Demoleas holds joint MPH-MBA degrees from Columbia University.

Mr. George Nadas, Vice President and Director March 1997 to Present
Mr. Nadas a founding partner in Reiter & Nadas Chartered Accountants has a strong financial background which includes Controller of VasCATH,, Inc. a medical products manufacturer, and V.P. Finance of Safety House of Canada, Ltd. He earned his Bachelors degree in mathematics with Honors from the University of Waterloo, Ontario, Canada.

Mr.Charles Frederick Stetler, Director March 1995 to Present
Mr. Stetler has over 25 years experience in assessing geological potential and is responsible for financial and technical planning, property evaluation and acquisition. Before joining Highland, Mr. Stetler served as a mine geologist and director of exploration at several international mining and exploration operations. He earned his Bachelors degree in geology at the University of California at Los Angeles.

Ms. Annette Reichmann, Director   March 1997 to Present
Ms. Reichmann, founder of A/R Management Services, has employed her business skills since 1977 to assist management of small businesses in the areas of tax planning, and management. She earned her degree in Business Administration at Dinkreve Institute in Amsterdam.

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ITEM 6. EXECUTIVE COMPENSATION

No cash compensation has been paid to any executive.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director, Officer, Promoter or Control Person is, or has been in debt to the Company.

ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value of which on the 30th of November 1999, 14,684,897 shares were issued and outstanding. The company is authorized to issue 5,000,000 shares of Preferred Stock $.001 par value of which on the 30th of November 1999 no shares were issued and outstanding. There are 288 shareholders of common stock as of 11/30/99.

Shareholders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of Common Stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

Upon liquidation or dissolution of the company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of the debts. There are no redemption, conversion or pre-emptive rights attached to the Common Stock.

Transfer Agent and Registrar
----------------------------
The Transfer and Registrar of the Company is:
Liberty Transfer
Attn:  Jean M. Lewin
Box 558 Huntington, New York  11743
191 New York Ave.  Huntington New York


PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Until recently the Company's Common Stock was traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) under the Symbol - "HHII". At present it is traded by the National Quotation Service (Pink Sheets) under the Symbol HHIIe.

There are 4,044,279 shares of free trading shares of the Company's Common Stock. As of December 31, 1999, the High and Low Bids for the securities during the previous two years by quarter were:

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                              1998                                1999
                          ------------                        -----------
1st Quarter               3.843 - .406                        .15  -  .01
2nd Quarter               .70   - .11                         .05  -  .02
3rd Quarter               .20   - .04                         .05  -  .02
4th Quarter               .10   - .01                         .21  -  .02

These prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

Highland's common stock is covered by the Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell these securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker-dealers to make a market and it may affect the level of news coverage we receive. As of November 30, 1999 there were 288 shareholders of the Company's Common Stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.


ITEM 2. LEGAL PROCEEDINGS.

The Company is presently not a plaintiff nor a defendant in any action nor is aware of any circumstance which would cause litigation to be commenced.


ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

None


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On September 9, 1999 the Company issued 726,666 shares of restricted common stock to John Demoleas in reliance on Regulation D Rule 504 in consideration for services valued at $14,533 or $0.02 per share.

As of April 9, 1999 the Company sold 7,300,000 shares of restricted common stock to John Demoleas in reliance on Regulation D Rule 504 for an aggregate consideration of $104,000 or $0.014 per share.

As of September 30, 1999, the Company sold 300,000 shares of restricted common stock to George Nadas in reliance on Regulation D Rule 504 for an aggregate consideration of $10,000 or $0.03 per share.

On September 30, 1999, the Company issued and placed into escrow 600,000 shares of restricted common stock to A-Z Professional Consultants, Inc. (a Utah corporation) in reliance on Regulation D Rule 504 to be issued for the performance of financial consulting services and valued at $.05 per share. A total of 300,000 of these shares have been delivered with the balance upon completion of the consulting services.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has provided in its amended by-laws for the indemnification of Director, Officer, agent or employee as to liabilities. Section 145 of the Delaware Code as amended provides for the indemnification of officers, directors, employees and agents who a made a party to or threatened pending or completed suit or proceeding, whether civil, criminal administrative or investigative for actions taken by them as a corporate officer, director, employee or agent in a manner which "if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

The Company has the authority under Delaware Code, Section 145 to purchase insurance but as of this date has not purchased insurance to cover any indemnification.


PART F/S

The Independent Auditor's Report and the Financial Statements for the year ending December 31, 1998 are included in addition to the Independent Auditor's Report and Financial Statements for the year ending December 31, 1997.



                      HIGHLAND HOLDINGS INTERNATIONAL, INC
                              FINANCIAL STATEMENTS
                                December 31, 1998
                        (with accountants report thereon)

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775

To The Board of Directors and Shareholders of Highland Holdings International, Inc. (an exploration stage company)

     I have audited the accompanying consolidated balance sheet of Highland Holdings International, Inc. (an exploration stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Highland Holdings International, Inc. (an exploration stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and shareholders' equity for the years ending December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Highland Holdings International, Inc. (an exploration stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Highland Holdings International, Inc. (an exploration stage company) to continue as a going concern. Thomas P. Monahan, CPA October 15, 1999 Paterson, New Jersey


                              HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                 (an exploration stage company)
                                   CONSOLIDATED BALANCE SHEET

                                                                                     September 30,
                                                                      December 31,       1999
                                                                          1998         Unaudited
                                                                          ----         ---------
                                     Assets
Current assets
  Cash                                                                 $    20,198    $       900
  Prepaid expenses                                                     $     6,039
                                                                       -----------
  Total current assets                                                      26,237            900

Capital assets                                                               4,614          2,837
Mineral properties
Other assets
  Security deposit
  Organization costs
  Total other assets
Total assets                                                           $    30,751    $     3,737

                      Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable and accrued expenses                                $     3,387    $    16,155
  Note payable shareholder
  Convertible promissory note                                          $    22,365
  Notes payable-affiliated party

  Total liabilities                                                         25,752         16,155

Stockholders equity
  Preferred stock- $.001 par value, authorized 5,000,000 shares
    The number of shares outstanding at December 31, 1997 and
    March 31, 1998 was -0- and -0- respectively.                             5,685         14,241
  Capital stock- $.001 par value, authorized 20,000,000 shares
    The number of shares outstanding at December 31,
    1997 and March 31, 1998 was 6,603,944 and 6,603,944 repectively.
  Additional paid in capital                                             1,565,112      1,730,602
     Accumulated other comprehensive income:
  Currency translation                                                       7,681         (7,681)
  Accumlated deficit during development stage                           (1,573,379)    (1,749,580)
                                                                       -----------    -----------
Total stockholders equity                                                    5,099        (12,418)
                                                                       -----------    -----------
Total liabilities and stockholders equity                              $    30,751    $     3,737
                                                                       ===========    ===========

                         See accompanying notes to financial statements.

                                               F1


                              HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                 (an exploration stage company)
                              CONSOLIDATED STATEMENT OF OPERATIONS
                                                                                     For the period
                                                                                     from inception,
                                                       For the nine   For the nine   March 23, 1992
                          For the year   For the year  months ended   months ended        to
                             ended          ended      September 30,  September 30,   September 30,
                          December 31,    December 31,     1998           1999           1999
                              1997           1998        Unaudited      Unaudited      Unaudited
                              ----           ----        ---------      ---------      ---------

Income                           $-0-           $-0-           $-0-           $-0-           $-0-
Cost of goods sold                -0-            -0-            -0-            -0-            -0-
                          -----------    -----------    -----------    -----------    -----------

Gross profit                      -0-            -0-            -0-            -0-            -0-
Operations:
  General and                 324,672        323,168        299,416         54,610      1,038,154
administration
  Exploration                 581,000         32,635         19,876         89,814      1,055,417
  Non cash                     14,600         62,500         30,000         30,000        254,476
compensation-consulting
fees
  Depreciation and              1,386          1,370            900          1,777          4,533
                          -----------    -----------    -----------    -----------    -----------
amortization
Total expense                 921,658        419,674        350,192        176,201      2,352,580

Loss from continuing         (921,658)      (419,674)      (350,192)      (176,201)    (2,352,580)
operations

Write off of debt                            603,000                                      603,000
                                         -----------                                  -----------
due to Brazilian parties
Net Profit (Loss) from    $  (921,658)   $   183,326    $  (350,192)   $  (176,201)   $(1,749,580)
                          ===========    ===========    ===========    ===========    ===========
operations
Net loss per              $     (0.24)   $      0.09    $      (.15)   $     (0.02)   $     (0.18)
                          ===========    ===========    ===========    ===========    ===========
share-basic
Weighted average
number of shares
outstanding                 3,912,693      2,134,123      2,300,055      9,962,675      9,962,675
                          ===========    ===========    ===========    ===========    ===========


                         See accompanying notes to financial statements.

                                               F2


                                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                                        (an exploration stage company)
                                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                                  Additional     Deficit
                                                        Common       Common        paid in  accumulated during
       Date                                             Stock        Stock         capital  development stage    Total
       ----                                             -----        -----         -------  -----------------    -----

03-13-1992                                               8,333              8    $     1,992                  $     2,000
Net loss                                                                                            (1,800)        (1,800)
                                                                                               -----------    -----------


12-31-1994                                               8,333              8          1,992        (1,800)           200
Issuance of stock for acquisition                       34,202             34        293,163                      293,197
additional capital contribution                                                       27,000                       27,000
Net loss                                                                                           (30,050)       (30,050)
                                                                                               -----------    -----------


12-31-1995                                              42,535             42        322,155       (31,850)       290,347
Issuance of shares for forgiveness of                   10,057             10        147,366                      147,376
loans
Issuance of shares for acquisition                       2,971              3            621                          624
Net loss                                                                                          (803,197)      (803,197)
                                                                                               -----------    -----------


12-31-1996                                              55,563             55        470,142      (835,047)      (364,850)
Issuance of shares for acquisition                     285,714            286         19,714                       20,000
Issuance of shares for consulting services             187,143            187         12,913                       13,100
Sale of shares                                          42,857             43         14,957                       15,000
Sale of shares                                         257,143            257         89,743                       90,000
Issuance of shares for acquisition                      35,714             36         31,464                       31,500
Issuance of shares to Advisory Board                     4,286              4          1,496                        1,500
Sale of shares                                          75,000             75        524,925                      525,000
Net loss                                                                                          (921,658)      (921,658)
                                                                                               -----------    -----------


12-31-1997                                             943,420            943      1,165,354     1,756,705        590,408
Issuance in consideration for consulting                40,000             40          28460                       28,500
fees
Issuance of shares for conversion of debt               66,819             67          47933                       48,000
Sale of shares through private placement               604,761            605         155395                      156,000
Issuance of shares for conversion of debt              533,131            533         47,467                       48,000
Issuance of shares in consideration for                340,000            340         33,660                       34,000
consulting fees
Sale of shares through private placement             3,156,767          3,157         86,843                       90,000
Foreign currency translation                                                           7,681
Net profit                                                                                         183,326        183,326
                                                                                               -----------    -----------


12-31-1998                                           5,684,898    $     5,685    $ 1,572,793    (1,573,379)         5,099
Unaudited
Gain on foreign exchange                                                              (7,681)
Sale of shares through private placement             7,600,000          7,600        106,400                      114,000
Issuance of shares for conversion of debt              355,555            356         22,009                       22,365
Issuance of shares for consulting fees                 600,000            600         29,400                       30,000
Net loss                                                                                          (176,201)      (176,201)
                                                                                               -----------    -----------


09-30-1999                                          14,240,453    $    14,241    $ 1,722,921   $(1,749,580)       (12,418)
                                                    ==========    ===========    ===========   ===========    ===========

All shares issuance reflect a 17,500 forward split on January 24, 1995; a 30 to 1 reverse split on April 4, 1997 and a 7 to 1 reverse split on July 1, 1998.

                                                      F3

                      HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998



     Note 1. Organization of Company and Issuance of Common Stock
             ----------------------------------------------------

     a. Creation of the Company

     Highland Holdings International, Inc. (the "Company") was formed on March 23, 1992 under the laws of the State of Delaware as Northern Medical, Inc. with 10,000,000 shares of common stock authorized, $.001 par value each and 1,000,000 shares of preferred stock, $.001 par value each. On October 30, 1992, the certificate of incorporation was amended to change the name of the Company to Normed Industries, Inc. The certificate of incorporation was again amended on January 17, 1995 increasing the number of shares of common stock to 20,000,000, $.001 par value each and 5,000,000 shares of preferred stock, $.001 par value each. On January 24, 1995, the Company forward split the number of shares of common stock outstanding in a ratio of 17,500 to 1 restating the number of shares of common stock outstanding to 1,750,000. On March 28, 1995, the Company amended its certificate of incorporation to change its name to Highland Resources, Inc. On November 3, 1997, the Company amended its certificate of incorporation to change its name to Highland Holdings International, Inc.

     b. Description of the Company

     The Company is an exploration stage company involved in the acquiring and development of a gold mining concession in Honduras. At the report date mineral claims, with unknown reserves, had been acquired. At present, the Company is in the exploration stage and there is no assurance that any of its prospects or properties contain a commercially viable ore body (reserves) until further geologic exploration work is done, and a final feasibility study based upon such work is concluded.

     c. Issuance of Capital Stock

     All shares issuance reflect a 17,500 forward split on January 24, 1995; a 30 to 1 reverse split on April 4, 1997 and a 7 to 1 reverse split on July 1, 1998.

     On March 31, 1992, the Company issued 8,333 shares of common stock to Mr. Roger Fidler in consideration for the contribution of $1,500 in cash and $500 in organization costs or $0.24 per share.

     On March 13, 1995, The Company entered into an agreement to obtain the alluvial gold and diamond mineral rights in its Lagoa da Pedra Project of the Lagoa da Pedra Partnership for 34,202 shares of common stock with an aggregate consideration of $293,197 or $8.57 per share.

     On September 11, 1996, the Company issued 10,057 shares of common stock in consideration for the forgiveness of $147,376 in loans to the Company or $14.65 per share.

     On September 11, 1996, the Company issued 2,971 shares of common stock as part consideration in the acquisition of Minas Novas valued at an aggregate consideration of $624 or $0.21 per share.

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998



     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 285,714 shares of common stock to various parties in consideration for the purchase of 18 unpatented mining claims situated in Pima County, Arizona, valued at $20,000 or $.07 per share.

     On May 5, 1997, the Company issued, pursuant to Regulation D, and aggregate of 187,143 shares of common stock to various related parties to the Company in consideration of consulting services valued at $13,100 in services or $.07 per share.

     On May 30, 1997, the Company sold 42,857 shares of common stock pursuant to Rule 504 for an aggregate consideration of $15,000 or $.35 per share.

     As of June 30, 1997, the Company sold 257,143 shares of common stock at $.05 per share, pursuant to a private placement under "Rule 504" of the Securities Act of 1933, as amended, for an aggregate consideration of $90,000 or $$.35.

     On December 16, 1997, the Company issued 35,714 shares of common stock pursuant to the agreement with Minas Novas Pesquisa E. Lavra S.A. to three individuals named in the agreement as follows: 19,643 shares to Friedrich Ewald Ronger, 12,500 shares to Victor Eugenio Suckau and 3,571 shares to Lothar Wirth for an aggregate consideration of $31,500 or $0.88 per share.

     On December 16, 1997, the Company issued 4,286 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $0.35 per share.

     On December 16, 1997, the Company sold 75,000 shares pursuant to Regulation D for an aggregate consideration of $525,000 or $7.00 per share.

     During the year 1998, the Company issued an aggregate of 380,000 shares of common stock for an aggregate consideration of $62,500 in consulting fees or an average of $.16 per share

     During 1998, the Company sold 599,950 shares of common stock through the initial sale of $96,000 in convertible debt that was converted into shares of common stock during the year at an average conversion price of $.16 per share.

     The Company sold an aggregate of 604,761 shares of common stock in consideration for $156,000 through the completeion of a private placement at $.26 per share.

     The Company sold an aggregate of 3,156,767 shares for an aggregate consideration of $90,000 through the completion of a private placement at $.03 per share.

     As of September 30, 1999, the Company sold 300,000 shares of common stock for $10,000 or $0.067 per share to Mr. George Nadas, Secretary.

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     As of September 30, 1999, the Company sold 7,300,000 shares of common stock for $104,000 or $0.01 per share to Mr. John Demoleas, President.

     As of September 30, 1999, the Company sold 355,555 shares of common stock for $22,365 or $0.06 per share.

     As of September 30, 1999, the Company issued an aggregate of 600,000 shares of common stock in consideration of consulting fees valued at an aggregate of $30,000 or $.05 per share.

     Note 2-Summary of Significant Accounting Policies
            ------------------------------------------

     a. Basis of Financial Statement Presentation

     The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,298,608 for the period from inception, March 23, 1992, to September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating the need to do further private placements to bring the mine in Honduras into production and with the completion of its additional private placement and with the increase in working capital, the Company will be able to continue to develop the Company's mining concession and begin production. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The recoverability of the amounts shown for the mining projects and the ability of the Company to continue as a going concern are dependent upon its ability to raise capital, achieve profitable operations from its mining activities, and on a satisfactory regulatory environment governing the development and operation of mining properties in Honduras.

     The financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1998 and the unaudited balance sheet as at September 30, 1999 and the related consolidated statements of operations, stockholders equity and cash flows for the years ending December 31, 1997 and 1998 and the related unaudited consolidated statements of operations, stockholders equity and cash flows for the nine months ended September 30, 1998 and 1999 and for the period from inception, March 23, 1992, to September 30, 1999.

     b. Cash and cash equivalents

     The Company treats temporary investments with a maturity of less than three months as cash.

     c. Capitalization of Mineral Claim Costs

     Cost of acquisition, exploration, carrying, and retained unproven properties are expensed as incurred. Cost incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     d. Environmental Requirements

     At the report date environmental requirements related to the mineral claims acquired are unknown and therefore an estimate of any future cost cannot be made.

     e. Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterments are capitalized.

     f. Revenue Recognition

     Revenue is recognized when extracted minerals are shipped.

     g. Foreign Currency Translation

     Balance sheet accounts of international subsidiaries are translated at the current exchange rate as of the end of the accounting period. Income statement items are translated at average exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

     h. Selling and Marketing Costs

     Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

     i. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     j. Asset Impairment

     The Company adopted the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS No. 121) effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of.

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     k. Earnings per share

     Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period.



                                                           Nine months      Nine Months
                                Year ended     Year ended     ended            ended
                                December 31,  December 31,  September 30,   September 30,
                                  1997           1998          1998             1999
----------------------------------------------------------------------------------------
 Total number common
    shares outstanding          3,912,693     2,134,123      2,300,055         9,962,675


     Note 3 - Acquisition of Assets
              ---------------------

     The claims have not been proven to have a commercial minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed

     a. Lagoa da Pedra Project

     On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in its Lagoa da Pedra Project from the Lagoa da Pedra Partnership for 7,182,315 of the Company's common shares. The transaction has been accounted for as a reverse acquisition and using the purchase method of accounting with historic costs being the basis of valuation.

     The contract required a payment of $30,000 with a down payment of $5,000 which was paid on May 10, 1993 and the balance of $25,000 to be paid by December 31, 1996 by the Loagoa da Pedra Partnership consisting of Jose Lourenco Viana Neto and Charles Stetler, geologist residing the city of BH/MG, Brazil and Enterprise Gold, a partnership located in Monaco.

     As of December 31, 1996, the Company had concluded that the Logoa da Pedra Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and had charged the mineral costs $446,967 accumulated for this project were charged to operations for the year ending December 31, 1996.

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     b. Option on Acquisition of Minas Novas

     On June 27, 1996, the Company entered into an agreement with Minas Novas Pesquisa E Lavra S.A. ("Minas Novas"), a Brazilian corporation for the acquisition of 95% of the issued and outstanding stock of Minas Novas. On September 11, 1997, the agreement was modified as to the terms and conditions as follows:

     The Company paid $15,000 pursuant to the original agreement on July 26, 1996.

     On September 11, 1996, the Company issued 624,000 shares of common stock as part consideration in the acquisition of Minas Novas. These shares were subsequently restated to 20,800 upon the reverse split of the Company?s stock.

     On December 16, 1997, the Company issued an additional 250,000 shares of common stock pursuant to the agreement with Minas Novas to three individuals named in the agreement as follows: 137,500 shares to Friedrich Ewald Renger, 87,500 shares to Victor Eugenio Suckau and 25,000 shares to Lothar Wirth. These shares were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement. The shares of common stock were valued at $0.125 per share representing one half of the market price on that date.

     The Company agreed to advance money as follows:

     $5,000 per month for the next 12 months for payment of administration costs.

     $20,000 toward the costs of the elaboration of the Economic Development Plan as required by the Brazilian government.

     $80,000 for working capital.

     The shareholders' of Minas Novas have an option until September 30, 1998, to require the Company to repurchase these shares at $2.00 per share for an aggregate consideration of $500,000 by notifying the company of Minas Nova's intention in writing by September 1, 1998 and must effect payment within 120 days. Thirty days after written notice, interest will accrue at the rate of 2% per month.

     The default of any of the obligations of either the Company or Minas Novas that is not corrected in a maximum period of 30 days, counting the date of the specific notification will cause the dissolution of the contract and subject the Company to a penalty of $210,000 and the return to each party the shares issued pursuant to this contract.

     As of December 31, 1997, the Company has recorded the obligation to repurchase the 250,000 shares of common stock at $2.00 each for an aggregate of $500,000.

     As of December 31, 1998, the Company has concluded that the Minas Novas Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


mineral costs of $176,500 accumulated for this project and has charged operations for the year ending December 31, 1998. Management is also of the opinion that Minas Novas Pesquisa E Lavra S.A. has not lived up to the terms and conditions of the contract for purchase, exploration and development. entered into on September 11, 1997 and has discontinued any further relationship with the shareholders of Minas Novas. The Company has also placed a stop transfer order on the 250,000 shares of common stock that were issued as a further inducement and as additional consideration and collateral for the consummation of this purchase agreement and has requested the return of these shares. Management is also of the opinion that it is not liable for default of monies due under the terms of this agreement and has written off additional liabilities aggregating $603,000. Pursuant to the terms and conditions of the agreement, the Company may be liable for liquidated damages of up to $210,000 if litigation should occur. As of the date of the financial statements, a lawsuit has not been entered into by either party.

     c. Arizona Property

     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 2,000,000 shares of common stock to various parties in consideration for the purchase of 1 unpatented mining claims situated in Pima County, Arizona, valued at $20,000.

     This agreement was memorialized on January 23, 1998 with the actual transfer and registration of title to the 18 mining claims. As of December 31, 1998, the Company has concluded that the Arizona Project is not able to yield production sufficient to offset the required investment in exploration and commercial production costs and has charged the mineral costs of $29,658 accumulated for this project and has charged operations for the year ending December 31, 1998.

     d. Honduras Properties

     In October, 1997, the Company, through its subsidiary Highland Resources Honduras S.A., of which the Company owns 95%, entered into an agreement for the purchase of 100% ownership of the and the mineral rights from Desarrollo De Recursos Naturales, S. de R.L. de C.V., ("Derena") consisting of mineral concessions aggregating 18,000 hectares. The agreement was memorialized in Honduras on March 18, 1998 with the recording and registration of the Company rights and titles to the concessions in Tegucigalpa, Honduras through the Company?s subsidiary Highland Resources Honduras, S.A.

     As of March 31, 1998, title had transferred by agreement but had not been officially registered with the local government.

     In June, 1997, the Company paid a fee of $25,000 to Derena for the right to do due diligence on the properties owned by Derena in Honduras. Upon acceptability of the investigation, the Company would obtain 75% ownership of Derena for a cash payment of US$ 250,000. In December, 1998, the percentage of ownership was renegotiated to become 95% ownership. Derena's minority holding of 5% would be a "free carried interest", (i.e. not contributing to exploration, administration and development costs, except as follows:

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     Production from all properties would be subject to a 2% "Net Smelter Royalty", payable to Decenna, Mr. Mattsson and/or his assignees and/or successors.

     For a period of 5 years from June 10, 1997, the Company have the option to purchase Mr. Mattsson's minority interest interests, whether carried or participatory for the sum of US$ 1,000,000.

     Mr. Mattsson has been appointed to the Executive Advisory Board of the Company.

     As of December 31, 1998, the Company has paid $391,313 pursuant to the terms of this agreement and the percentage of ownership was renegotiated to become 95%.

     Note 4 - Related Party transactions
              --------------------------

     a. Issuance of Common Stock

     On March 31, 1992 the Company issued 100 common shares to Mr. Roger Fidler in consideration for $1,500 in cash and the contribution of $500 in organization costs.

     On March 13, 1995 when the Company entered into an agreement to purchase the alluvial mineral rights in the Lagoa da Pedra Project from the Lagoa da Pedra Partnership for 7,182,315 of the Company's common shares.

     On May 5, 1997, the Company issued, pursuant to regulation D, an aggregate of 1,310,000 shares of common stock to various related parties to the Company in consideration for services of $13,100 in services valued at $.01 per share.

     On December 16, 1997, the Company issued, pursuant to regulation D, 30,000 shares of common stock to 6 advisory board members in exchange for services over a period of 1 year valued at $1,500 or $.05 per share.

     On February 4, 1998, the Company issued 7,143 post split shares of common stock to John Demoleas, President, in consideration of consulting fees valued at $5,000 or $0.10 per share.

     On July 10, 1998, the Company sold 190,476 post split shares of common stock to John Demoleas, President, in consideration for $40,000 or $0.21 per share.

     On September 9, 1999, the Company issued 726,666 shares of common stock to John Demoleas in consideration for services valued at $14,533 or $0.02 per share.

     As of April, 1999, the Company sold 7,300,000 shares of common stock to John Demoleas for an aggregate consideration of $104,000 or $0.014 per share.

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     As of September 30, 1999, the Company sold 300,000 shares of common stock for $10,000 or $0.03 per share to Mr. George Nadas, Secretary.

     b. Officer Compensation

     For the year ended December 31, 1998 and for the nine months ended September 30, 1999, the Company has not paid any salary to any of the officers.


     Note 5 - Preferred Stock
              ---------------

     The certificate of Incorporation was amended on January 17, 1995 increasing the number of shares authorized from 200 common shares with a par value of $.001 to an aggregate number of shares of stock which the corporation shall have authority to issue is 25,000,000, which are divided into 5,000,000 shares of Preferred stock with a par value of $.001. The Preferred Shares have the following provisions:

     a. Dividends are cumulative.

     Preferred shareholders are entitled to receive dividends at the rate of $.12 per share per annum and no more, payable in cash quarterly commencing March 31, 1995 and thereafter on the last day of September, December, March and June of each year on any Preferred series A shares ("Preferred Stock") outstanding. Dividends that are in arrears must be paid before any distribution shall be paid on common stock.

     b. Redemption

     At any time during the six year period commencing on the date of issuance, the Company may redeem all or part of the outstanding shares of the Preferred Stock at the redemption cash price equal to $2.50 per share, together with all declared and unpaid dividends provided the Company gives thirty days prior to the date specified for redemption.

     c. Voting Rights

     Except as otherwise required by law or by the articles of incorporation of the Company, the shares of Preferred Stock shall have no voting rights whatsoever.

     d. Conversion Rights

     Each share of Preferred Stock shall be convertible at the option of the holder, at any time during the time period commencing 5 years from the date of issuance and ending 6 years from the date of issuance, and on or prior to the 5th day prior to a redemption date into fully paid and nonassessable shares of common stock of the Company. The number of shares of common stock into which each share of the Preferred Stock may be converted shall be determined by dividing the initially issuable conversion price of $2.50 subject to adjustment

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


by the conversion price in effect at the time of the conversion. The conversion price from time to time in effect shall be subject to adjustment as follows: In case the Company shall at any time subdivide the outstanding shares of common stock, or shall issue a stock dividend on its outstanding common stock, the conversion price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Company shall at any time combine the outstanding shares of common stock, the conversion price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

     e. Contingent Liability

     The Company shall at all times reserve and keep available out its authorized but unissued common stock, solely for the purpose of effecting the conversion of the Preferred Shares, the full number of shares of common stock deliverable upon the conversion of all Preferred Stock from time to time outstanding.

     At December 31, 1998 and September 30, 1999, the number of shares of preferred stock outstanding was -0-.

     Note 6 - Mineral Properties
              ------------------

     a. Cost basis

     Mineral properties consist of the following at December 31, 1998 and September 30, 1999:

     The Derena Project

     The accumulated costs consists of unproved concession costs which include the cost to purchase, and pay the maintenance and filing fees to the country of Honduras.

     The capitalized costs are allocated to the properties as follows:

                                         December 31,         September 30,
                                            1998                  1999
                                         ------------         -------------

             Derena project               $301,500              $391,313

     Note 7 - Capital Assets
              --------------

     Capital Assets consisted of the following at December 31, 1997 and March 31, 1998:

                                        December 31,          September 30,
                                           1998                    1999
                                        -----------           -------------

              Office equipment            $ 7,191                 $ 7,191
              Accumulated depreciation      2,577                   4,354
                                          -------                 -------
              Balance                     $ 4,614                 $ 2,837

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     Note 8 - Income Taxes
              ------------

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of September 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

     At September 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $1,358,266. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of September 30, 1999 are as follows:

    Deferred tax asset:          Net operating loss carry forward    $  461,810
        Valuation allowance                 (461,810)
                                           ---------
        Net deferred tax asset             $     -0-
                                           =========

     The Company recognized no income tax benefit for the loss generated in the period from inception, March 23, 1992, to December 31, 1998 and for the nine months ended September 30, 1999.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

     Note 9 - Mineral Properties Not Subject to Amortization
              ----------------------------------------------

     The Company is currently participating in mineral exploration and development activities on properties identified as the alluvial gold and diamond placer concessions. At December 31, 1998 and September 30, 1999, a determination cannot be made about the extent of additional mineral reserves that should be classified as proved reserves as a result of this project. Consequently, the associated property costs and exploration costs have been excluded in computing amortization of the full cost pool. The Company will begin to amortize these costs when the project is evaluated, which is currently estimated to be in the Spring of 2000

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     Note 10 - Cash Flow Information
               ---------------------

    The following is supplemental cash flow information for the period from inception , March 23, 1992, to September 30, 1999.

     Issuance of 7,182,315 common
     shares for acquisition of
     mineral properties.  on March 13, 1995                    $(297,193)

     Issuance of 2,000,000 shares of common
     stock for acquisition of various mining
     claims in Arizona.                                          (20,000)

     Issuance of 1,310,000 shares of common
     stock in consideration for consulting services.             (13,100)

     Issuance of 30,000 shares of common stock
     for services by various Advisory Board members               (1,500)

     Issuance 250,000 shares of common stock
     pursuant to the agreement with Minas Novas                 ( 31,500)

     Issuance of shares for consulting fees                      ( 64,000)

     Issuance of shares for consulting fees                       (30,000)

     Capital Stock                                                457,293
                                                                ---------

     Total                                                      $     -0-

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


     Note 10 - Commitments and Contingencies
               -----------------------------

    a. Stock Option Plan and Stock Grant Program

     In June 1995, the Company adopted a non-qualified stock option plan and a stock grant program with the following provisions:

     1. Stock Option Plan: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers and consultants. Under this plan, no employee may receive more than 50,000 options. Options are nontransferable and expire if not exercised within two years. The options may not be exercised by the employee until after the completion of two years of employment with the Company. The options are issuable to officers, key employees and consultants in such amounts and prices as determined by the Board of Directors. As of December 31, 1997, no options have been granted pursuant to this plan.

     2. Stock Grant Program: The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees, officers, directors, and consultants. Under this plan, no employee may receive more than 100,000 options. The program requires the employee to remain in the employ of the company for at least one year following the grant and to agree not to engage in any activity

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


which would be considered in competition with the Company's business. If the employee violates any one of these conditions the ownership of the stock issued under the program shall revert back to the Company. The stock issued under the program is nontransferable for two years. As of December 31, 1998 and September 30, 1999, no options have been granted pursuant to this plan.

     b. Leased Office Space

     The Company occupies office space at the office?s of George Nadas, Chartered Accountant and Secretary to the Company at 800 Petrrolia Road, Unit 7, Toronto, Canda M3J 3K4. The Company pay rent on a month to month basis at the rate of $250.

     c. Leased Office Space in Honduras

     On October 26, 1997, the Company through its subsidiary HRH leased for two years approximately 630 square feet of office space in the city of Tequcigalps for $625 per month.

     d. Consulting Agreements

     1. Agreement with Loeb Aron & Company Ltd.

     On November 17, 1997, the Company entered into a consulting agreement with Loeb Aron & Company LTD.("Loeb Aron"), a company incorporated in England for services relating to geology and related mining, smelting, engineering, and production of minerals. The agreement is for two years beginning October 1, 1997 and is extended automatically for a period of 6 months or until notice is given by either party.

     For the year ended December 31, 1998, the Company has paid Loeb Aron as follows: On February 4, 1998, 714 post split shares of common stock valued at $1,000 and on September 10, 1998, 230,000 shares of common stock valued at $25,000.

     2. Agreement with A-Z Professional Consultants, Inc. a Utah corporation, ("A-Z"), for the purposes of consulting on matters relating to mergers and acquisitions, advising corporate management and in performing general administrative duties for public-held companies and development stage investment ventures. The term is for 1 year and is renewable.

     Payment for these services is 1,300,000 shares of common stock. As of September 30, 1999, the Company has delivered 600,000 shares of common stock valued at $0.05 per share for an aggregate consideration of $30,000. The Company has reserved 700,000 shares of common stock pending delivery of the shares.

                     HIGHLAND HOLDINGS INTERNATIONAL, INC.
                         (an exploration stage company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1998


    f. Litigation

     The Company is being sued by Mr. Douglas Furth of Aurora, Ohio for breach of contract relating to a consulting agreement entered into on August 26, 1996. The agreement relates to Mr. Furth performing corporate growth, public relations and expansion of the Company?s shareholder base.

     Pursuant to the agreement, the Company was to issue 50,000 shares of common stock upon signing the agreement, pay a monthly retainer of 10,000 unrestricted shares of common stock, and pay a bonus of 50,000 unrestricted shares of common stock when the Company?s stock is trading at an average closing price of $3.00 per share for a period of 14 consecutive days; pay a bonus of 50,000 unrestricted shares of common stock when the Company?s common stock is trading at a average closing price of $4.00 per share for 14 consecutive days; pay a bonus of 100,000 unrestricted shares of common stock when the Company?s stock trades at an average closing price of $5.00 per share for a period of 14 days; pay a bonus of 100,000 unrestricted shares of common stock when the Company?s stock trades at an average closing price of $6.00 per share for a period of 14 days; and pay a bonus of 100,000 unrestricted shares of common stock when the Company?s stock trades at an average closing price of $7.00 per share for a period of 14 days. Mr. Furth is seeking damages in the amount of $75,000 plus interest and punitive damages of $1,000,000.

     In the opinion of Management, the Company?s exposure for loss is estimated to be 1,572 shares of common stock.

     Subsequent to the date of the financial statements, the case was dismissed.

     Note 13 - Convertible Promissory Note
               ---------------------------

     The Company borrowed an aggregate of $125,000 as evidenced by the following Convertible Promissory Note, (the "Note") dated March 26, 1998 and due September 22, 1998. The Note is payable pursuant to the following terms and conditions:

     Interest is payable at the rate of 12% in advance upon the closing of the issuance of this Note. Interest will be payable in advance in the form of the Company's shares of common stock. The number of shares of common stock will be computed as the interest amount on this Note through the full term of the Note divided by 75% of the lowest bid price of the shares of common stock quoted on the over the counter Bulletin Board market for the 5 day trading period.

     The holder of this Note has the right to convert this note, in whole or in part at any

PART III

ITEM 1      Index to Exhibits


Exhibit 1*  State of Delaware - Articles of Incorporation
Exhibit 2*  State of Delaware -  Amendment to Articles of Incorporation 11/02/92
Exhibit 3*  State of Delaware - Amendment to Articles of Incorporation 01/18/95
Exhibit 4*  State of Delaware - Amendment to Articles of Incorporation 03/28/95
Exhibit 5*  State of Delaware - Amendment to Articles of Incorporation 12/03/97
Exhibit 6*  Amended By Laws - Highland International Holdings, Inc.
Exhibit 7*  Specimen Share Certificate


--------------
*  Previously Filed

     In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Highland Holdings International, Inc.
                                   Registrant


                                   By:  /s/  John Demoleas
                                   ---------------------------------------------
Date:  February 7, 2000                      John Demoleas, President
                                                  Signature